1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):     .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):     .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number		Page
1.1	Shareholder circular in respect of the acquisition of cellular telecommunication businesses, the sale of paging business and connected transactions, dated November 26, 2003.	4

FORWARD-LOOKING STATEMENTS

The shareholder circular, dated as of November 26, 2003, of the Company, constituting Exhibits 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, (i) certain information relating to the proposed acquisition by the Company of Unicom New World (BVI) Limited, a company incorporated in the British Virgin Islands, from the Company’s immediate controlling shareholder, China Unicom (BVI) Limited, the proposed sale by the Company’s wholly-owned subsidiary, China Unicom Corporation Limited, of Guoxin Paging Corporation Limited to the Company’s indirect shareholder, China United Telecommunications Corporation Limited, and the potential effect of the acquisition and the sale on the Company, and (ii) those relating to the Company’s operating strategy and future plans and targets; its capital expenditure plan, its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; and its ability to successfully execute its CDMA-related strategy; its ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets, future growth of market demand for its services; and future regulatory and other developments in the Chinese telecommunications industry.

                Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the completion of the acquisition, the sale and related transactions as planned, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities in China; the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  In addition, the Company’s future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequancy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.  Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: December 1, 2003

	By:	/s/	Lo Wing Yan, William
Lo Wing Yan, William
Executive Director